Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2012		2011		2012		2011
Earnings:
Income (loss) before income taxes	$37.1		$67.3		$192.1		$94.0
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.2)		(1.9)		(1.9)		(1.6)
Fixed charges	101.3		46.6		209.5		120.3
Earnings	$138.2		$112.0		$399.7		$212.7
Fixed charges:
Interest expense, including debt discount amortization	$42.6		$37.1		$130.0		$93.2
Amortization/writeoff of debt issuance costs	52.2		3.3		59.6		12.8
Portion of rental expense representative of interest factor (assumed to be 33%)	6.5		6.2		19.9		14.3
Fixed charges	$101.3		$46.6		$209.5		$120.3
Ratio of earnings to fixed charges	1.4	x	2.4	x	1.9	x	1.8	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—